EXHIBIT 1

EURO DISNEY S.C.A. Group

Fiscal Year 2006 Results Announcement

RECONCILIATION OF FISCAL YEAR 2005 INCOME STATEMENT

UNDER FRENCH GAAP AND IFRS

		Fiscal Year 2005
(€ in millions)	Notes	French GAAP	IFRS Changes	Pro Forma IFRS

Revenues	(1)	1,076.0	(35.4)	1,040.6
Costs and expenses	(1)	(1,102.9)	30.4	(1,072.5)
Operating margin		(26.9)	(5.0)	(31.9)
Gains from debt modifications	(3)	—	58.9	58.9
Other net financial charges	(2)	(87.9)	9.6	(78.3)
Income from equity investments		—	(0.7)	(0.7)
Loss before taxes		(114.8)	62.8	(52.0)
Exceptional expenses	(4)	0.4	(0.4)	—
Income tax		(1.1)	—	(1.1)
Net loss		(115.5)	62.4	(53.1)
Net loss attributable to:
Equity holder of the parent		(94.9)	51.2	(43.7)
Minority interests		(20.6)	11.2	(9.4)

(1).     Revenues generated in cases where the Group acts as agent and not principal have been classified net of the related cost of sales in accordance with IFRS.

(2).     Under IFRS, interest expense related to borrowings, notes payable and receivable are recorded using the effective interest method.

(3).     In accordance with IFRS, the significantly modified loans were accounted for as an extinguishment of the existing debt, with the difference between the fair value of the new debt and the carrying value of the existing debt recorded as a € 58.9 million gain on the extinguishment of debt. The significantly modified loans were re-recorded at their fair market value on the effective date of the 2005 Restructuring, reflecting a € 19.3 million discount from their nominal value. Under French GAAP, no adjustments were made to the book values of the modified loans.

(4).     This line is no longer included in the IFRS income statement. Costs are classified as operating or financial depending on their nature or function.